Exhibit 107

Calculation of Filing Fee Table

SCHEDULE TO

(Rule 14d-100)

G1 THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

GENESIS MERGER SUB, INC.

(Offeror)

A Wholly-Owned Indirect Subsidiary of

PHARMACOSMOS A/S

(Parent of Offeror)

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Table 1 - Transaction Valuation

	Transaction Valuation*	Fee Rate	Amount of Filing Fee**

Fees to Be Paid	$405,737,134.44	0.00014760	$59,886.81

Fees Previously Paid	—		$0.00

Total Transaction Valuation	$405,737,134.44

Total Fees Due for Filing			$59,886.81

Total Fees Previously Paid			$0.00

Total Fee Offsets			—

Net Fee Due			$59,886.81

*

Estimated for purposes of calculating the filing fee only. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of G1 Therapeutics, Inc. (the “Company”) at a purchase price of $7.15 per share, net to the seller in cash, without interest and subject to any withholding of taxes required by applicable legal requirements. Such shares consist of, as of 5:00 p.m., Eastern Time, on August 16, 2024 (the most recent practicable date): (i) 52,890,375 shares of common stock of the Company (“Company Common Stock”) that are issued and outstanding, (ii) 2,950,822 options, representing the right to purchase (subject to the terms thereof) an aggregate of 2,950,822 shares of Company Common Stock, (iii) 2,303,365 unvested restricted stock units and unvested performance stock units, representing an aggregate of 2,303,365 shares of Company Common Stock and (iv) 100,000 unvested deferred stock units, representing an aggregate of 100,000 shares of Company Common Stock.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory for Fiscal Year 2024, issued August 25, 2023 and effective on October 1, 2023, by multiplying the transaction valuation by 0.00014760.